Exhibit 1.01

RALPH LAUREN CORPORATION

Conflict Minerals Report

For the Year Ended December 31, 2016

This Conflict Minerals Report of Ralph Lauren Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”). Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Ralph Lauren Corporation and its consolidated subsidiaries.

The Conflict Minerals Rule imposes certain reporting obligations on public companies whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The term “conflict minerals” is defined by the Conflict Minerals Rule as: (a) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”); or (b) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola) (collectively referred to as the “Covered Countries”).

The Company determined that we are subject to the requirements of the Conflict Minerals Rule because we contract to manufacture certain products in which one or more of the 3TGs may be necessary to the functionality or production of those products. As a result of this determination, the Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any of the 3TGs in its products originated from the Covered Countries or from recycled or scrap sources. Based on the results of the RCOI and in accordance with the Conflict Minerals Rule, the Company then performed due diligence on the source and chain of custody of the 3TGs.

Section 1. Company Overview

The Company designs, markets, and distributes premium lifestyle products including apparel, accessories, home furnishings and other licensed product categories. We do not directly manufacture products but rather we contract for the manufacture of our products1. This report relates to the following product categories (the “Covered Products”): apparel, accessories, and home furnishings. The Covered Products include products: (a) that were manufactured by certain third parties that affixed the Company’s brand, marks, logo or label to a generic product; and (b) for which we exerted sufficient influence over the manufacture of the products such that we could be considered to have contracted for their manufacture. The Covered Products do not include licensed product categories.

We have a global network of suppliers, vendors, and factories (the “Supply Chain Participants”) and there are, generally, multiple tiers between the 3TG sources and our direct Supply Chain Participants. Since we do not directly manufacture products but rather contract for the manufacture of the Covered Products, we must rely on our Supply Chain Participants to provide information regarding the products they supply to us and the origin of any 3TGs that are necessary to the functionality of those products. Due to the depth of our supply chain, we are far removed from the sources of ore from which 3TGs are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect

[1]	With the exception of watches and fine jewelry produced by Ralph Lauren Watch & Jewelry Company, S.A.R.L, a joint venture in which the Company has a 50% interest.

the Company’s circumstances and position in the supply chain as a “downstream” company with no direct influence on smelters or refiners. Since we do not have a direct relationship with smelters and refiners of 3TGs, we do not conduct or commission independent third party-audits of the smelters and refiners from which our independent Supply Chain Participants source 3TGs. We rely upon industry initiatives, such as the Conflict-Free Sourcing Initiative (“CFSI”) founded by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC- GeSI), for independent third-party audit information.

We are opposed to human rights abuses such as those occurring in the Covered Countries, and are committed to the principles of ethical business practices, including the responsible sourcing of 3TGs. We expect that our Supply Chain Participants share this commitment and require that they cooperate with us in the compliance of the Conflict Minerals Rule.

Our expectations with respect to sourcing 3TGs reflect our continuing commitment to: identify product manufactured for us that contain 3TGs; engage with our Supply Chain Participants to identify the origin of those 3TGs; and deliver products to our consumers that are manufactured in a responsible and ethical manner. As we enter into new contractual arrangements with our Supply Chain Participants, or our contracts renew, we include provisions requiring them to represent that they do not source 3TGs from non-certified mines in the Covered Countries, and that they will identify, document and disclose to us, the source origins of any 3TGs utilized in their supply chain.

Section 2. Reasonable Country of Origin Inquiry (“RCOI”)

Due to the complexity of our supply chain and the breadth of our product offerings, we developed a risk-based approach that focused on Supply Chain Participants who were: (a) direct finished goods vendors, and (b) suppliers of raw materials and components that we believed were likely to supply us with products containing any of the 3TGs (such as hardware or metal components suppliers). As a result of our review, we determined that during the Reporting Period, we contracted to manufacture certain Covered Products containing 3TGs which are necessary to the functionality or production of those products. Based on this determination, we then conducted an RCOI to ascertain whether any 3TGs in the Covered Products originated in the Covered Countries.

To determine the origin of the 3TGs in the Covered Products, we retained an independent third-party service provider (the “Service Provider”), to assist us in reviewing our supply chain. Utilizing the Service Provider’s web-based software as a service tool, the Company requested its Supply Chain Participants to complete a survey (the “Conflict Minerals Survey”). The Conflict Minerals Survey was designed using the EICC-GeSI Conflict Minerals Reporting Template. The Service Provider’s system allowed suppliers to complete and upload the Conflict Minerals Survey directly into the system, and it provided the users with the ability to assess and manage information, as well as track and manage communications with suppliers within the system. In certain limited instances, Supply Chain Participants were also contacted directly via email communication. The Conflict Minerals Survey was accompanied by an introductory message reiterating, to our Supply Chain Participants, our commitment to the responsible sourcing of 3TGs, and our expectations that our Supply Chain Participants share this commitment and cooperate with our compliance efforts.

The use of the Conflict Minerals Survey allowed for some elimination of “out of scope” suppliers. The Conflict Minerals Survey also allowed us to collect the following information from each of our Supply Chain Participants:

i.	the types of raw materials, product components or Covered Products such Supply Chain Participant provided to the Company during the Reporting Period;

ii.	information regarding the source or origin of any 3TGs, including the names and locations of smelters and refiners or source of 3TGs supplied to the Company;

iii.	whether any 3TGs supplied to the Company came from recycled or scrap sources; and

iv.	other additional information related to such Supply Chain Participant’s sourcing and compliance activities.

Our Supply Chain Participants were required to submit completed Conflict Minerals Surveys through the Service Provider’s system or to a dedicated Conflict Minerals e-mail account. The escalation process for non-responsive Supply Chain Participants also included at least three additional follow-up emails, telephone calls and direct communications, as necessary.

As an additional improvement to this year’s program, the Service Provider’s software tool provided the ability to conduct automated data validation to review each completed Conflict Minerals Survey for completeness, reasonableness, and consistency of answers. Upon receipt, all submitted forms were reviewed and classified as either “valid” or “invalid.” All Supply Chain Participants who submitted incomplete or inconsistent answers were classified as “invalid” and were contacted for clarification on specific responses or to request the resubmission of a valid Conflict Minerals Survey. Additionally, the Service Provider included education and training to guide Supply Chain Participants on best practices and guidelines for navigating through the Conflict Minerals Survey. All communications were monitored and tracked in the Service Provider’s Conflict Minerals portal for future reporting and transparency.

Based on the results of the RCOI and in accordance with the Conflict Minerals Rule, the Company then performed due diligence on the source and chain of custody of the 3TGs.

Section 3. Due Diligence Measures

Design

We based our due diligence measures, in all material respects, on the framework set forth in the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the supplements on tin, tantalum, tungsten and gold (“OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies in the supply chain. Since the Company is a “downstream” company, with no direct relationship or influence on smelters or refiners of 3TGs, our due diligence practices were tailored accordingly.

Step 1: Establish Strong Company Management Systems

The Company has developed management systems regarding the Conflict Minerals Rule. These systems include the following elements:

•

Internal Team: The Company has established an internal team who is responsible for managing the due diligence process to comply with the Conflict Minerals Rule. This team includes representatives from the following departments at the Company: (i) Global Human Rights Compliance; (ii) Global Sourcing, Manufacturing and Production; (iii) Global Quality Assurance & Testing; and (iv) Legal. As previously noted, the Company also utilizes a Service Provider, to complement our internal Conflict Minerals team. The Service Provider assists with collecting and evaluating supply chain information regarding 3TGs, communicating with Supply Chain Participants, and developing and implementing due diligence measures;

•	Control Systems: The Company has established a control system which documents its due diligence activities, including findings and communications, within our supply chain. Utilizing the Company’s web-based vendor portal and the Service Provider’s system, we communicated the Company’s expectations regarding compliance with the Conflict Minerals Rule, to our Supply Chain Participants, and followed-up with our Supply Chain Participants via e-mail and telephone conversations. All these activities are documented and retained in the Service Provider’s database;

•	Supplier Engagement: As we enter into new or renew our existing contractual arrangements with our Supply Chain Participants, we include provisions requiring them to represent that they do not source 3TGs from non-certified mines in the Covered Countries, and that they will identify, document and disclose to us, the source origins of any 3TGs utilized in their supply chain. The Company provided each of its Supply Chain Participants with a Conflict Minerals Survey, using the Service Provider’s web-based tool. The Service Provider reviewed each survey and conducted due diligence by following-up on each Supply Chain Participant’s responses in their Conflict Minerals Survey, as applicable. To further strengthen communication and engagement with Supply Chain Participants, we have also utilized the Service Provider’s learning management systems, and provided all Supply Chain Participants with access to training material and courses which focus on responsible sourcing;

•	Grievance Mechanism: The Company has implemented a mechanism that provides for confidential reporting of suspected violations or concerns through the Company’s Make A Difference Hotline, a reporting service that is maintained by an independent third party; and

•	Maintain Records: The Company has implemented a document retention policy through the Service Provider’s system which will retain Conflict Minerals-related documents, including the Supply Chain Participants’ responses to Conflict Minerals Surveys, for a period of five (5) years.

Step 2: Supply Chain Risk Identification and Assessment

Areas of risks are identified in the Service Provider’s system based on criteria established for the Supply Chain Participants’ responses. These risks are addressed by the Service Provider and members of the Company’s internal Conflict Minerals team by contacting the Supply Chain Participant, gathering additional pertinent data (as necessary) and performing an assessment of such Supply Chain Participant’s Conflict Minerals status.

As previously noted, our Supply Chain Participants consist of a global network of suppliers, vendors, and factories. As such, completed Conflict Minerals Surveys from each of our Supply Chain Participants were comprehensive and included all factories and facilities in such participant’s network, not just the particular facility or factory that produced the Company’s Covered Products. As a result, because of the nature of our Supply Chain Participants’ global network of factories and facilities, this report may include more facilities than those that actually processed the 3TGs present in the Company’s Covered Products.

To the extent that specific smelters or refiners of 3TGs were identified by our Supply Chain Participants, the Service Provider compared the responses from the completed Conflict Minerals Surveys with the list of known processing facilities maintained by the CFSI, as well as the London Bullion Market Association Responsible Gold Audit Program and the Responsible Jewellery Council Code of Practices Certification. If a Supply Chain Participant indicated that the facility was certified as “Conflict-Free,” the Service Provider confirmed that the name of such facility was listed by CFSI.

Once a facility was found to meet the CFSI definition of a 3TG smelter or refiner, such facility was determined as “high,” “medium” or “low” risk, based on the following criteria:

•	geographic proximity to the DRC and Covered Countries;

•	Conflict-Free Smelter Program (CFSP) audit status; and

•	known or plausible evidence of unethical or sourcing of Conflict Minerals.

Additionally, the Supply Chain Participants were evaluated on whether they had implemented a program that incorporated the responsible sourcing due diligence measures recommended by the OECD. Assessing whether a Supply Chain Participant’s program meets the OECD Guidance assists us in identifying risk in our supply chain and in making key risk mitigation decisions as our Conflict Minerals compliance program evolves. The criteria used to evaluate the Supply Chain Participant’s program include:

•	whether the Supply Chain Participant has a policy in place that includes conflict-free sourcing;

•	whether the Supply Chain Participant has implemented due diligence measures for conflict-free sourcing;

•	whether due diligence information received by the Supply Chain Participants is verified; and

•	whether the verification process includes corrective action management.

Step 3: Design and Implement a Strategy to Respond to Risks

The Company’s risk management plan to respond to any situations which might arise involving Conflict Minerals includes carrying out the due diligence described in this Report, understanding the products impacted by any supplied materials identified as containing 3TGs, understanding the extent of the Company’s reliance on such materials, undertaking additional due diligence and risk mitigation to respond to identified risks, and communicating to our Supply Chain Participants that any 3TGs should be sourced responsibly where possible.

In accordance with OECD Guidance, risk mitigation will depend on the Supply Chain Participant’s specific program, including such participant’s due diligence measures, and corrective actions.

Step 4: Independent Third Party Private Sector Audit

We are not required to obtain an independent private sector audit (“IPSA”). If an IPSA is required in the future, we will outline the results of any required audit. We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the CFSI Conflict-Free Smelter Program, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Step 5: Report on Supply Chain Due Diligence

With the preparation and release of this Report, we have published a report of our due diligence measures with respect to the sourcing of 3TGs. A copy of this report is available at http://investor.ralphlauren.com. We have also publicly filed our Form SD with the Securities and Exchange Commission (the “SEC”).

Section 4. Due Diligence Findings

Based on the survey responses received from our Supply Chain Participants, we believe that gold and tin are, or may be, necessary to the functionality or production of: (1) products that our Company contracts to be manufactured, including, but not limited to apparel, and metal components such as zippers, trims, rivets, buttons, and buckles, and (2) accessories, such as, watches and fine jewelry.

As previously noted, the Company does not have a direct relationship with smelters or refiners of 3TGs, and as a result, we must rely on our suppliers to provide us with smelter, refiner and country of origin data. Based on our RCOI and due diligence measures, we did not receive any information from our Supply Chain Participants indicating that the 3TGs used in any of our products originated in, or were sourced from the Covered Countries.

Based on our RCOI, we believe that the facilities that were used by our Supply Chain Participants to process the 3TGs that may be contained in our Covered Products included, but may not be limited to, the smelters and refiners listed in the chart attached hereto as Schedule A. As previously noted, many of the Conflict Minerals Surveys collected were provided at the Supply Chain Participant’s company or division level and therefore, may include more facilities than those that actually processed the 3TGs present in the Company’s Covered Products.

Using the smelter and refiner information provided by our Supply Chain Participants, we determined that all smelters and refiners declared by them are low risk based on the criteria explained above. In addition, we determined that the facilities reported by our Supply Chain Participants are located in the following countries: Belgium, Bolivia, Brazil, Canada, China, France, Germany, Indonesia, Italy, Japan, Republic of South Korea, Malaysia, Mexico, Peru, Poland, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, and United States of America.

Section 5. Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve our due diligence measures and/or endeavor to mitigate risks:

i.	continue to communicate with our Supply Chain Participants regarding our expectations and requirements for compliance;

ii.	continue to refine the RCOI process and procedures in an effort to increase the Conflict Minerals Survey response rate and improve the content of our Supply Chain Participants’ responses to the Conflict Minerals Survey;

iii.	continue to assess the use and source of 3TGs in our supply chain;

iv.	continue to raise awareness of our Supply Chain Participants on the Conflict Minerals Rule by directing them to training resources;

v.	continue to monitor information regarding global traceability of raw materials in our products and sourcing of 3TGs; and

vi.	continue to participate in industry-based efforts, such as the working group on Conflict Minerals organized by the American Apparel & Footwear Association, and relevant trade associations, such as the National Retail Federation and the United States Fashion Industry Association, to encourage further improvement and reliability in 3TG traceability programs, encourage responsible sourcing of 3TGs and to define and implement best practices.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this report or incorporated by reference into report, in future filings by us with the SEC, in our press releases, and in oral statements made from time to time by us or on our behalf constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as “anticipate,” “estimate,” “expect,” “project,” “we believe,” “is or remains optimistic,” “currently envisions,” and similar words or phrases and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed in or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Schedule A

Smelter or Refiner Identification Number	Metal	Smelter or Refiner Name	Country
CID000015	Gold	Advanced Chemical Company	USA
CID000019	Gold	Aida Chemical Industries Co., Ltd.	Japan
CID000035	Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany
CID000292	Tin	Alpha	USA
CID000077	Gold	Argor-Heraeus S.A.	Switzerland
CID000082	Gold	Asahi Pretec Corp.	Japan
CID000920	Gold	Asahi Refining USA Inc.	USA
CID000090	Gold	Asaka Riken Co., Ltd.	Japan
CID000113	Gold	Aurubis AG	Germany
CID000157	Gold	Boliden AB	Sweden
CID000185	Gold	CCR Refinery – Glencore Canada Corporation	Canada
CID000189	Gold	Cendres + Métaux S.A.	Switzerland
CID000233	Gold	Chimet S.p.A.	Italy
CID001070	Tin	China Tin Group Co., Ltd.	China
CID000295	Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil
CID000315	Tin	CV United Smelting	Indonesia
CID000402	Tin	Dowa	Japan
CID001322	Gold	Elemetal Refining, LLC	USA
CID000438	Tin	EM Vinto	Bolivia
CID000468	Tin	Fenix Metals	Poland
CID000538	Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
CID000707	Gold	Heraeus Ltd. Hong Kong	China
CID000711	Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
CID000807	Gold	Ishifuku Metal Industry Co., Ltd.	Japan
CID000814	Gold	Istanbul Gold Refinery	Turkey
CID001078	Gold	LS-NIKKO Copper Inc.	South Korea, Republic of

Smelter or Refiner Identification Number	Metal	Smelter or Refiner Name	Country
CID002468	Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil
CID001105	Tin	Malaysia Smelting Corporation (MSC)	Malaysia
CID001119	Gold	Matsuda Sangyo Co., Ltd.	Japan
CID002500	Tin	Melt Metais e Ligas S.A.	Brazil
CID002773	Tin	Metallo-Chimique N.V.	Belgium
CID001149	Gold	Metalor Technologies (Hong Kong) Ltd.	China
CID001153	Gold	Metalor Technologies S.A.	Switzerland
CID001157	Gold	Metalor USA Refining Corporation	USA
CID001161	Gold	Metalúrgica Met-Mex Peñoles S.A. De C.V.	Mexico
CID001173	Tin	Mineração Taboca S.A.	Brazil
CID001182	Tin	Minsur	Peru
CID001188	Gold	Mitsubishi Materials Corporation	Japan
CID001191	Tin	Mitsubishi Materials Corporation	Japan
CID001259	Gold	Nihon Material Co., Ltd.	Japan
CID001325	Gold	Ohura Precious Metal Industry Co., Ltd.	Japan
CID001337	Tin	Operaciones Metalurgical S.A.	Bolivia
CID001352	Gold	PAMP S.A.	Switzerland
CID001399	Tin	PT Artha Cipta Langgeng	Indonesia
CID002503	Tin	PT ATD Makmur Mandiri Jaya	Indonesia
CID001419	Tin	PT Bangka Tin Industry	Indonesia
CID001421	Tin	PT Belitung Industri Sejahtera	Indonesia
CID001428	Tin	PT Bukit Timah	Indonesia
CID001434	Tin	PT DS Jaya Abadi	Indonesia
CID001438	Tin	PT Eunindo Usaha Mandiri	Indonesia
CID002530	Tin	PT Inti Stania Prima	Indonesia
CID001453	Tin	PT Mitra Stania Prima	Indonesia
CID001457	Tin	PT Panca Mega Persada	Indonesia

Smelter or Refiner Identification Number	Metal	Smelter or Refiner Name	Country
CID001460	Tin	PT Refined Bangka Tin	Indonesia
CID001463	Tin	PT Sariwiguna Binasentosa	Indonesia
CID001468	Tin	PT Stanindo Inti Perkasa	Indonesia
CID001477	Tin	PT Timah (Persero) Tbk Kundur	Indonesia
CID001482	Tin	PT Timah (Persero) Tbk Mentok	Indonesia
CID001490	Tin	PT Tinindo Inter Nusa	Indonesia
CID001498	Gold	PX Précinox S.A.	Switzerland
CID002510	Gold	Republic Metals Corporation	USA
CID001534	Gold	Royal Canadian Mint	Canada
CID002761	Gold	SAAMP	France
CID001585	Gold	SEMPSA Joyería Platería S.A.	Spain
CID001622	Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China
CID001761	Gold	Solar Applied Materials Technology Corp.	Taiwan, Province of China
CID001798	Gold	Sumitomo Metal Mining Co., Ltd.	Japan
CID001875	Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
CID001898	Tin	Thaisarco	Thailand
CID001916	Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China
CID001977	Gold	Umicore Brasil Ltda.	Brazil
CID001980	Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium
CID001993	Gold	United Precious Metal Refining, Inc.	USA
CID002003	Gold	Valcambi S.A.	Switzerland
CID002036	Tin	White Solder Metalurgia e Mineração Ltda.	Brazil
CID002180	Tin	Yunnan Tin Company Limited	China
CID002224	Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China
CID002243	Gold	Zijin Mining Group Co., Ltd. Gold Refinery	China